SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	August 11, 2005 at 08.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to start liquid packaging board production in joint venture in China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a letter of intent to start a joint venture with Chinese board producer Foshan Huaxin Packaging Co., Ltd. The final agreement establishing the joint venture, in which Stora Enso will have a clear majority shareholding, is expected to be signed during the fourth quarter of 2005.

Foshan Huaxin Packaging Co., Ltd. has begun investing USD 160 million in building a white lined chipboard (WLC) machine with an annual production capacity of 250 000 tonnes. Through the joint venture company, Stora Enso plans to change the scope of the investment by modifying the machine to manufacture primary-fibre-based products such as liquid packaging boards, cupstock, cigarette boards and other cartonboards at an estimated additional cost of USD 90 million, thereby becoming the first producer of liquid packaging board for aseptic end uses in China. The machine will be completed during the second half of 2006.

Key strategic aims for Stora Enso are to increase the size of the packaging boards business within the Group’s portfolio, to grow with its key customers and to continue to expand its operations in emerging markets. Demand for liquid packaging boards is expected to continue to grow globally, with the biggest growth markets in Asia. China is the world’s fastest-growing market for liquid packaging boards. Stora Enso is already the world’s leading producer of liquid packaging boards and production in China will further strengthen this position.

Logistically, the location of the board mill in Zhuhai in southeast China is good, being close to Macao and Hong Kong. Short-fibre pulp for the mill will be imported from Veracel Mill in Brazil and long-fibre pulp from Stora Enso’s Enocell Pulp Mill in Finland. Chemi-thermomechanical pulp (CTMP) will initially be supplied from Stora Enso’s Imatra Mills in Finland, but Stora Enso is studying the possibility of producing CTMP and chemical pulp in the future in Guangxi Province, China, where the company has plantations.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

Foshan Huaxin Packaging Co., Ltd. is listed on the Shenzhen Stock Exchange. The company’s major business is manufacturing WLC and converting printed cartons, and its primary market is southern China. Foshan Huaxin Packaging Co., Ltd. has 1 270 employees and two board machines with a total annual production capacity of 140 000 tonnes.

Stora Enso in China

Stora Enso’s Suzhou Mill in Jiangsu Province with an annual production capacity of 240 000 tonnes is one of the largest manufacturers of coated fine paper in China. In Hangzhou Stora Enso has a core factory with an annual production capacity of 30 000 tonnes. In 2004 Stora Enso started a joint venture with Shangdong Huatai Paper of China to assess the feasibility of publication paper production in China. In Guangxi Province, southern China, Stora Enso has established 20 000 hectares of plantations.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

On Thursday 11 August you are most welcome to participate in the PRESS CONFERENCE in HELSINKI hosted by SEVP Kai Korhonen at the Stora Enso Head Office, Kanavaranta 1, Helsinki at 14.00 Finnish time.

For those unable to attend the press conference, presentation material will be available on www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Stora Enso’s activities in China available at www.storaenso.com/press

-      10 June 2005: Stora Enso signs loan agreement with International Financing Corporation

-      31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China

-      28 October 2004: Stora Enso joint venture in China

-      4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

Stora Enso Oyj

Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel